SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 25, 2008
BARCLAYS PLC and
BARCLAYS BANK PLC
(Registrant's Name)
1 Churchill Place
London E14 5HP
England
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Form 6-K consists of updated information on the following, which appears immediately following this page:
I.	Risk Factors Related to Barclays Group
II.	Capitalization and Indebtedness
III.	Current Trading and Prospects
IV.	Accounting Treatments for Credit Market Exposures
V.	Unaudited Pro Forma Financial Information
VI.	Articles of Association, Shares and Meetings of Barclays PLC
VII.	Recent Developments in Legal Matters
VIII.	Interests of the Directors
References to “Barclays” or the “Company” refer to Barclays PLC. References to “we”, “our” and “us” refer to Barclays PLC or, if the context so requires, also to Barclays PLC and its consolidated subsidiaries. References to the “Group” or the “Barclays Group” refer to Barclays PLC and its consolidated subsidiaries. References to “Ordinary Shares” refer to ordinary shares of Barclays, nominal value 25p, and references to “ADSs” refer to Barclays American Depositary Shares, each representing four Ordinary Shares.

I. RISK FACTORS RELATED TO BARCLAYS GROUP

Investing in Barclays Group securities involves risks, including those risks which are described in this section. You should carefully consider the following discussion of risks before deciding whether an investment in Barclays Group securities is suitable for you. Any of these risks could cause our future results to differ materially from expected results. The market price of our securities could decline due to any of these risks. Other factors could also adversely affect our results and business activities and so the factors discussed herein should not be considered to be a complete set of all potential risks and uncertainties.

Our profitability could be adversely affected by general economic conditions and other business conditions

The profitability of our businesses could be adversely affected by a worsening of general economic conditions in the United Kingdom, globally or in certain individual markets such as the United States or South Africa. Factors such as interest rates, inflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets and the level and volatility of equity prices could significantly affect the activity level of customers. For example:

(a) an economic downturn or significantly higher interest rates could adversely affect the credit quality of our on-balance sheet and off-balance sheet assets by increasing the risk that a greater number of our customers would be unable to meet their obligations;

(b) a market downturn or worsening of the economy could cause us to incur mark to market losses in our trading portfolios;

(c) a market downturn could reduce the fees we earn for managing assets. For example, a higher level of domestic or foreign interest rates or a downturn in trading markets could affect the flows of assets under management; and

(d) a market downturn would be likely to lead to a decline in the volume of transactions that we execute for our customers and, therefore, lead to a decline in the income we receive from fees and commissions and interest.

We are subject to credit risk which may have an adverse effect on results

Credit risk is the risk of suffering financial loss, should any of our customers, clients or market counterparties fail to fulfill their contractual obligations to us. Credit risk may also arise where the downgrading of an entity’s credit rating causes the fair value of our investment in that entity to fall. The credit risk that we face arises mainly from commercial and consumer loans and advances, including credit card lending.

Credit risk may also be manifested as country risk where difficulties may arise in the country in which the exposure is domiciled, thus impeding or reducing the value of the assets, or where the counterparty may be the country itself. Another form of credit risk is settlement risk, which is the possibility that we may pay a counterparty — for example, a bank in a foreign exchange transaction — but fail to receive the corresponding settlement in return.

We are subject to market risk which may have an adverse effect on our results

Market risk is the risk that our earnings or capital, or our ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The main market risk arises from trading activities. We are also exposed to interest rate risk in the banking book and market risk in our pension fund.

Operational risks associated with our business could have an adverse impact on our results

Operational risk is the risk of direct or indirect losses resulting from human factors, external events, and inadequate or failed internal processes and systems. Operational risks are inherent in our operations and are typical of any large enterprise. Major sources of operational risk include operational process reliability, IT security, outsourcing of operations, dependence on key suppliers, implementation of strategic change, integration of acquisitions, fraud, human error, customer service quality, regulatory compliance, recruitment, training and retention of staff, and social and environmental impacts.

Our capital position is key to our performance and we are subject to capital risks which may affect our business activities

Capital risk is the risk that we have insufficient capital resources to:

(a) meet minimum regulatory capital requirements in the U.K. and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. Our authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

(b) support our credit rating. In addition to capital resources, our rating is supported by a diverse portfolio of activities, an increasingly international presence, consistent profit performance, prudent risk management and a focus on value creation. A weaker credit rating would increase our cost of funds; and

(c) support our growth and strategic options.

During periods of market dislocation increasing our capital resources may prove more difficult or costly. This could constrain our planned activities and contribute to adverse impacts on our earnings.

Liquidity and funding management is critical to our ongoing performance

There is a risk that we may be unable to meet our obligations when they fall due and to replace funds when they are withdrawn, with consequent failure to repay depositors and fulfill commitments to lend. The risk that we will be unable to do so is inherent in all banking operations and can be impacted by a range of institution-specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.

During periods of market dislocation, such as those experienced recently, our ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term financing for market participants, as well as an increase in the cost of raising wholesale funds.

Certain of the values of financial instruments included in the financial statements are based on estimates

Some of our financial instruments are carried at fair value through profit or loss such as those held for trading, designated by management under the fair value option and non-cash flow hedging derivatives. To establish the fair value of these instruments, we rely on quoted market prices in active markets or, where the market for a financial instrument is not sufficiently active, valuation techniques that utilize, wherever possible, observable market inputs. Observable inputs for such valuation models may have become unavailable due to the disappearance over the past months of active markets for certain instruments.

To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be subjective, dependant on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities, appropriate proxies, or other analytical techniques. The effect of changing the assumptions for those financial instruments for which the fair values are measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable inputs may have a material adverse effect on our earnings.

Financial institutions may use different accounting categorisations for the same or similar financial assets due to their different intentions regarding those assets. In determining fair value of financial instruments, different financial institutions may use different valuation techniques, assumptions, judgements and estimates which may result in lower or higher fair values for such financial instruments.

Our future earnings could be affected by depressed asset valuations resulting from a deterioration in market conditions

Our future earnings could be affected by depressed asset valuations resulting from a deterioration in market conditions. Financial markets are sometimes subject to stress conditions where steep falls in asset values can occur, as demonstrated by recent events affecting asset-backed CDOs and the U.S. sub-prime residential mortgage market. Severe market events are difficult to predict and, if they continue to occur, could result in additional losses incurred by us.

In 2007 and in 2008, we recorded material net losses on certain credit market exposures, including ABS CDO Super Senior exposures. As market conditions change, the fair value of these exposures could fall further and result in additional losses or impairment charges, which could have a material adverse effect on our earnings. Such losses or impairment charges could derive from: a decline in the value of exposures; a decline in the ability of counterparties, including monoline insurers to meet their obligations as they fall due, or the ineffectiveness of hedging and other risk management strategies in circumstances of severe stress.

Any value we ultimately realize on sale of an asset will depend on the prices achievable in the market following the decision to sell which may be higher or lower than the asset’s current estimated value. If there is a shortfall between the proceeds obtained on disposal and the carrying value of the asset on the balance sheet there would be an adverse effect on our earnings.

We may decide to hold certain assets which may affect our ability to expand our operations

In illiquid markets, we may decide to hold assets rather than securitizing, syndicating or disposing of them. This could restrict our ability to enter into subsequent lending or other transactions as a result of the effect on capital adequacy ratios, which could have a material adverse effect on our ability to expand our earnings and operations.

We are subject to business risks which may have an adverse effect on results

Business risk is the risk of adverse outcomes resulting from a weak competitive position or from poor choice of strategy, markets, products, activities or structures. Major potential sources of business risk include revenue volatility due to factors such as macroeconomic conditions, inflexible cost structures, uncompetitive products or pricing and structural inefficiencies.

We are subject to insurance risks which may have an adverse effect on results

Insurance risk is the risk that we will have to make higher than anticipated payments to settle claims arising from its long-term and short-term insurance businesses.

We are subject to legal risks which may have an adverse effect on results

We are subject to a comprehensive range of legal obligations in all countries in which we operate. As a result, we are exposed to many forms of legal risk, which may arise in a number of ways. Primarily:

(a) our business may not be conducted in accordance with applicable laws around the world;

(b) contractual obligations may either not be enforceable as intended or may be enforced against us in an adverse way;

(c) our intellectual property (such as our trade names) may not be adequately protected; and

(d) we may be liable for damages to third parties harmed by the conduct of our business.

We face risk where legal proceedings are brought against us. Regardless of whether such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in financial loss. Defending legal proceedings can be expensive and time-consuming and there is no guarantee that all costs incurred will be recovered even if we are successful. Although we have processes and controls to manage legal risks, failure to manage these risks could impact us adversely, both financially and by reputation.

We are subject to tax risks which may have an adverse effect on our business

We are subject to the tax laws of all countries in which we operate. A number of double taxation agreements entered between two countries also impact on the taxation of our business. We are also subject to European Community tax law. Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law.

If, as a result of a particular tax risk materializing, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

We take a responsible and transparent approach to the management and control of our tax affairs and related tax risk:

(a) tax risks are assessed as part of our formal governance processes and are reviewed by the Executive Committee, Group Finance Director and the Board Risk Committee;

(b) the tax charge is also reviewed by the Board Audit Committee;

(c) the tax risks of proposed transactions or new areas of business are fully considered before proceeding;

(d) we take appropriate advice from reputable professional firms;

(e) we employ high-quality tax professionals and provide ongoing technical training;

(f) the tax professionals understand and work closely with the different areas of the business;

(g) we use effective, well-documented and controlled processes to ensure compliance with tax disclosure and filing obligations; and

(h) where disputes arise with tax authorities with regard to the interpretation and application of tax law, we are committed to addressing the matter promptly and resolving the matter with the tax authority in an open and constructive manner.

Our business activities are governed by various governmental and regulatory policies and any changes may have an adverse affect on our business

Our businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the U.K., the European Union (EU), the United States, South Africa and elsewhere.

Areas where changes could have an impact include:

(a) the monetary, interest rate and other policies of central banks and regulatory authorities;

(b) general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which we operate;

(c) general changes in the regulatory requirements, for example, prudential rules relating to the capital adequacy framework and rules designed to promote financial stability and increase depositor protection;

(d) changes in competition and pricing environments;

(e) further developments in the financial reporting environment;

(f) expropriation, nationalization, confiscation of assets and changes in legislation relating to foreign ownership; and

(g) other unfavorable political, military or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services.

We operate in a highly regulated environment and are subject to regulatory compliance risks

Regulatory compliance risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial service industry. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorizations to operate.

If our strategic decisions and plans do not deliver as anticipated, our earnings could grow more slowly or decline

We devote substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not deliver as anticipated, our earnings could grow more slowly or decline.

We operate in highly competitive markets which could adversely affect our results if we fail to retain and attract clients and customers

The global financial services markets in which we operate are highly competitive. Innovative competition for corporate, institutional and retail clients and customers comes both from incumbent players and a steady stream of new market entrants. The landscape is expected to remain highly competitive in all areas, which could adversely affect our profitability if we fail to retain and attract clients and customers.

We are subject to risks associated with the Banking (Special Provisions) Act 2008

Under the Banking (Special Provisions) Act 2008 the U.K. Treasury (the “Treasury”) has been given certain powers in relation to authorized U.K. deposit takers (such as Barclays Bank). These comprise entities incorporated in or formed under the laws of any part of the United Kingdom who have permission to accept deposits under Part 4 of the Financial Services and Markets Act 2000 (or their U.K. subsidiaries). These powers last until February 21, 2009 and are capable of having retrospective effect. They can only be exercised in certain circumstances namely:

(i) to maintain the stability of the U.K. financial system in circumstances where the Treasury considers that there would be a serious threat to its stability; or

(ii) to protect the public interest in circumstances where financial assistance has been provided by the Treasury to the deposit taker for the purpose of maintaining the stability of the U.K. financial system.

The powers are wide ranging and may entail divesting the authorized U.K. deposit-taker of its assets or transferring ownership of any securities issued by the authorized U.K. deposit-taker irrespective of any encumbrance or trust over them. Accordingly the enforceability of Barclays obligations could be affected if the Treasury were to exercise such powers.

If such powers were to be exercised the Treasury is required to make provision for compensation or consideration (depending upon whether a public or private entity has acquired the asset) to be paid, in the case of securities, to the holder of the assets, which may not be the encumbrancer.

II. CAPITALIZATION AND INDEBTEDNESS

The following table shows our actual capitalization as of December 31, 2007 and our capitalization as of December 31, 2007 as adjusted for the receipt of the estimated net proceeds of the firm placing and the placing and open offer announced on June 25, 2008.

The information in the following table is derived from the audited consolidated financial statements of Barclays for the fiscal year ended December 31, 2007 prepared in accordance with IFRS. This table should be read together with such audited consolidated financial statements and the notes thereto. The adjusted figures in the table below have been prepared for illustrative purposes only assuming that all new ordinary shares and new ADSs offered in the firm placing and the placing and open offer if conducted as planned are sold at the subscription price per ordinary share of 296 pence for the firm placing, and 282 pence for the placing and open offer, and do not necessarily give a true picture of our financial condition following the completion of the firm placing and the placing and open offer.

			Adjusted for the
	As of		Issuance of the New
	December 31,		Ordinary Shares
	2007		(Including New ADSs)
	(Audited)		(Unaudited)

Share capital — authorized	Number		Number
Ordinary Shares	9,996,000,000		9,996,000,000
Staff shares of £1 each	1,000,000		1,000,000

	(£ million	)	(£ million	)
Share capital — allotted, called up and fully paid	1,651		2,045
Share premium	56		4,024
Other reserves	874		874

Total owners’ equity	2,581		6,943

Group indebtedness
Issued debt securities	120,228		120,228
Subordinated liabilities:
— Undated loan capital[1]	6,631		6,631
— Dated loan capital[2]	11,519		11,519

Total subordinated liabilities	18,150		18,150

Total indebtedness	138,378		138,378

Total capitalization and indebtedness	140,959		145,321

Group contingent liabilities
Acceptances and endorsements	365		365
Guarantees and assets pledges as collateral security	35,692		35,692
Other contingent liabilities	9,717		9,717

Total contingent liabilities	45,774		45,774

The table below shows our indebtedness as of March 31, 2008. The following figures as of March 31, 2008 have been extracted from Barclays accounting records and are unaudited.

As of
March 31, 2008
(Unaudited)
(£ million)

Indebtedness
Issued debt securities	131,853
Subordinated liabilities:
— Undated loan capital	7,929
— Dated loan capital	13,259

Total subordinated liabilities	21,188

Total indebtedness	153,041

As of
March 31, 2008
(Unaudited)
(£ million)

Indirect and contingent indebtedness
Acceptances and endorsements	441
Guarantees and assets pledged as collateral security	38,799
Other contingent liabilities	9,719

Total Indirect and contingent indebtedness	48,959

(1)	Undated loan capital

	As at 31 March 2008
	£’m

Non-convertible
Barclays Bank
6% Callable Perpetual Core Tier One Notes	a,q	401
6.86% Callable Perpetual Core Tier One Notes (U.S.$1,000m)	a,q	675
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	b,r	532
5.926% Step-up Callable Perpetual Reserve Capital Instruments (U.S.$1,350m)	c,s	761
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	n,ae	538
7.434% Step-up Callable Perpetual Reserve Capital Instruments (U.S.$1,250m)	o,af	714
Junior Undated Floating Rate Notes (U.S.$121m)	d,t	63
Undated Floating Rate Primary Capital Notes Series 3	d,u	147
9.875% Undated Subordinated Notes	e,v	326
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	f,w	176
9% Permanent Interest Bearing Capital Bonds	g,x	104
7.125% Undated Subordinated Notes	h,y	551
6.875% Undated Subordinated Notes	i,z	675
6.375% Undated Subordinated Notes	j,aa	490
6.125% Undated Subordinated Notes	k,ab	572
8.25% Undated Subordinated Notes	p,ag	1,009
6.5% Undated Subordinated Notes (FFr 1,000m)	l,ac	127
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	m,ad	27
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	m,ad	41

Undated loan capital — non-convertible		7,929

Security and subordination
None of the undated loan capital of Barclays Bank is secured.
The Junior Undated Floating Rate Notes (the “Junior Notes”) rank behind the claims against Barclays Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.
All other issues of Barclays Bank’s undated loan capital rank pari passu with each other and behind the claims of the holders of the Junior Notes, except for the 6% and 6.86% Callable Perpetual Core tier one Notes (the “TONs”) and the 5.3304%, 5.926%, 6.3688% and 7.434%
Step-up Callable Perpetual Reserve Capital Instruments (the “RCIs”) (such issues, excluding the TONs and the RCIs, being the “Undated Notes and Loans”).
The TONs and the RCIs rank pari passu with each other and behind the claims of the holders of the Undated Notes and Loans.
Interest

Notes

a	These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance, based on London interbank rates.

b	These RCIs bear a fixed rate of interest until 2036. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

c	These RCIs bear a fixed rate of interest until 2016. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

d	These Notes bear interest at rates fixed periodically in advance, based on London interbank rates.

e	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

f	These Bonds bear a fixed rate of interest until 2021. After that date, in the event that the Bonds are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

g	The interest rate on these Bonds is fixed for the life of this issue.

h	These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

i	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

j	These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

k	These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

l	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

m	These Loans bear a fixed rate of interest until 2028 based on a U.S. Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable, which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest rates fixed periodically in advance, based on London interbank rates.

n	These RCIs bear a fixed rate of interest until 2019. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

o	These RCIs bear a fixed rate of interest until 2017. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

p	These Notes bear a fixed rate of interest until 2018. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance, based on London interbank rates

Barclays Bank is not obliged to make a payment of interest on its Undated Notes and Loans excluding the 9.25% Perpetual Subordinated Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays or, in certain cases, any class of preference shares of Barclays Bank. Barclays Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During 2007, Barclays Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless Barclays Bank satisfies a specified solvency test. Barclays Bank may elect to defer any payment of interest on the RCIs (notes b, c, n and o above). Any such deferred payment of interest must be paid on the earlier of (i) the date of redemption of the RCIs, and (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment. Whilst such deferral is continuing, neither Barclays Bank nor Barclays may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

Barclays Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the FSA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as Barclays Bank next makes a payment of interest on the TONs, (i) neither Barclays Bank nor Barclays may declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or preference shares, or make payments of interest in respect of Barclays Bank’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

Notes

q	These TONs are repayable, at the option of Barclays Bank, in whole on any coupon payment date falling in or after June 2032.

r	These RCIs are repayable, at the option of Barclays Bank, in whole on any coupon payment date falling in or after December 2036.

s	These RCIs are repayable, at the option of Barclays Bank, in whole on any coupon payment date falling in or after December 2016.

t	These Notes are repayable, at the option of Barclays Bank, in whole or in part on any interest payment date.

u	These Notes are repayable, at the option of Barclays Bank, in whole on any interest payment date.

v	These Notes are repayable, at the option of Barclays Bank, in whole in 2008, or on any fifth anniversary thereafter.

w	These Bonds are repayable, at the option of Barclays Bank, in whole in 2021, or on any fifth anniversary thereafter.

x	These Bonds are repayable, at the option of Barclays Bank, in whole at any time.

y	These Notes are repayable, at the option of Barclays Bank, in whole in 2020, or on any fifth anniversary thereafter.

z	These Notes are repayable, at the option of Barclays Bank, in whole in 2015, or on any fifth anniversary thereafter.

aa	These Notes are repayable, at the option of Barclays Bank, in whole in 2017, or on any fifth anniversary thereafter.

ab	These Notes are repayable at the option of Barclays Bank, in whole in 2027, or on any fifth anniversary thereafter.

ac	These Notes are repayable, at the option of Barclays Bank, in whole in 2009, or on any fifth anniversary thereafter.

ad	These Loans are repayable, at the option of Barclays Bank, in whole in 2028, or on any fifth anniversary thereafter.

ae	These RCIs are repayable at the option of Barclays Bank, in whole on any coupon payment date falling in or after December 2019.

af	These RCIs are repayable at the option of Barclays Bank, in whole on any coupon payment date falling in or after December 2017.

ag	These Notes are repayable at the option of Barclays Bank, in whole in 2018, or on any interest payment date thereafter.

In addition, each issue of undated loan capital is repayable, at the option of Barclays Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest.

Any repayments require the prior notification to the U.K. Financial Services Authority (the “FSA”).

All issues of undated loan capital have been made in the eurocurrency market and/or under Rule 144A, and no issues have been registered under the U.S. Securities Act.

(2)	Dated loan capital

Dated loan capital, issued by Barclays Bank for the development and expansion of the Group’s business and to strengthen its capital base, by Barclays Bank Spain SA (“Barclays Spain”), Barclays Bank of Botswana Ltd (“BBB”), Barclays Bank Zambia PLC (“Barclays Zambia”) and Barclays Bank of Kenya (“Barclays Kenya”) to enhance their respective capital bases and by Absa and Barclays Bank of Ghana Ltd (“BBG”) for general corporate purposes, comprise:

		As at 31 March
		2008
		£’m

Non Convertible
Barclays Bank
7.4% Subordinated Notes 2009 (U.S.$400m)	a	206
Subordinated Fixed to CMS-Linked Notes 2009 (€31m)	b	26
12% Unsecured Capital Loan Stock 2010	a	26
5.75% Subordinated Notes 2011 (€1,000m)	a	753
5.25% Subordinated Notes 2011 (€250m) (ex-Woolwich plc)	a	221
Floating Rate Subordinated Notes 2013 (U.S.$1,000m)	b,n	504
5.015% Subordinated Notes 2013 (U.S.$150m)	a	80
4.875% Subordinated Notes 2013 (€750m)	a	609
5.5% Subordinated Notes 2013 (DM 500m)	d	—
Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	b,n	28
Floating Rate Subordinated Notes 2013 (AU$150m)	c,n	69
5.93% Subordinated Notes 2013 (AU$100m)	e,n	46
Callable Floating Rate Subordinated Notes 2015 (U.S.$1,500m)	b,n	757
4.38% Fixed Rate Subordinated Notes 2015 (U.S.$75m)	a	31
4.75% Fixed Rate Subordinated Notes 2015 (U.S.$150m)	a	91
Floating Rate Subordinated Step-up Callable Notes 2016 (U.S.$750m)	b,n	377
Callable Floating Rate Subordinated Notes 2016 (€1,250m)	b,n	1,006
Callable Floating Rate Subordinated Notes 2017 (U.S.$500m)	b,n	252
10.125% Subordinated Notes 2017 (ex-Woolwich plc)	k,n	113
Floating Rate Subordinated Step-up Callable Notes 2017 (U.S.$1,500m)	b,n	755
Floating Rate Subordinated Step-up Callable Notes 2017 (€1,500m)	b,n	1,201
6.05% Fixed Rate Subordinated Notes 2017 (U.S.$2,250m)	a	1,213
Floating Rate Subordinated Notes 2018 (€40m)	b	32
6% Fixed Rate Subordinated Notes 2018 (€1,750m)	a	1,412
CMS-Linked Subordinated Notes 2018 (€100m)	b	80
CMS-Linked Subordinated Notes 2018 (€135m)	b	108
Floating Rate Subordinated Notes 2019 (€50m)	b	39
Callable Fixed/Floating Rate Subordinated Notes 2019 (€1,000m)	l	799
9.5% Subordinated Bonds 2021 (ex-Woolwich plc)	a	287
Subordinated Floating Rate Notes 2021 (€100m)	b	78
Subordinated Floating Rate Notes 2022 (€50m)	b	40
Subordinated Floating Rate Notes 2023 (€50m)	b	40
Fixed/Floating Rate Subordinated Callable Notes 2023	r,n	514
5.75% Fixed Rate Subordinated Notes 2026	a	610
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	m	81
6.33% Subordinated Notes 2032	a	48
Subordinated Floating Rate Notes 2040 (€100m)	b	80

		As at 31 March
		2008
		£’m

Barclays Bank SA, Spain (Barclays Spain)
Subordinated Floating Rate Capital Notes 2011 (€30m)	b	10
Absa
14.25% Subordinated Callable Notes 2014 (ZAR 3,100m)	f,n	209
10.75% Subordinated Callable Notes 2015 (ZAR 1,100m)	g,n	68
Subordinated Callable Notes 2015 (ZAR 400m)	h,n	25
8.75% Subordinated Callable Notes 2017 (ZAR 1,500m)	i,n	91
8.8% Subordinated Fixed Rate Callable Notes 2019 (ZAR 1,725m)	s,n	98
8.1% Subordinated Callable Notes 2020 (ZAR 2,000m)	j,n	109
Barclays Bank of Ghana Ltd (BBG)
14% Fixed Rate BBG Subordinated Callable Notes 2016 (GHC 100,000m)	a,n	5
Barclays Bank of Kenya (Barclays Kenya)
Floating Rate Subordinated Notes 2014 (KES 1,000m)	t	8

Dated loan capital — non-convertible		13,235

Convertible
Barclays Bank of Botswana (BBB)
Subordinated Unsecured Floating Rate Capital Notes 2014 (BWP 100m)	n,o	8
Barclays Bank Zambia PLC (Barclays Zambia)
Subordinated Unsecured Floating Rate Capital Notes 2015 (ZMK 40,000m)	n,p	7
Absa
Redeemable cumulative option-holding preference shares (ZAR 148m)	q	9

Total convertible		24

Dated loan capital		13,259

None of the Group’s dated loan capital is secured. The debt obligations of Barclays Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa rank ahead of the interests of holders of their equity. Dated loan capital of Barclays Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa has been issued on the basis that the claims there under are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors.

Interest

Notes

a	The interest rates on these Notes are fixed for the life of those issues.

b	These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

c	These Notes bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

d	These Notes were redeemed in March 2008.

e	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

f	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference rate for a further period of five years.

g	These Notes bear a fixed rate of interest until 2010. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

h	These Notes bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

i	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

j	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

k	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

l	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

m	This Loan bears a fixed rate of interest based on a U.S. Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

n	Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

o	These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

p	These Notes bear interest at rates fixed periodically in advance based on the Bank of Zambia Treasury Bill rate. All of these Notes will be compulsorily converted to Preference Shares of Barclays Zambia, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should Barclays Zambia experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

q	The dividends are compounded and payable semi-annually in arrears on 30 September and 31 March of each year. The shares were issued by Absa Group Limited on 1 July 2004 and the redemption dates commence on the first business day after the third anniversary of the date of issue of the redeemable preference shares and ending on the fifth anniversary of the date of issue. Such exercise and notice will be deemed to be effective only on the option exercise dates, being 1 March, 1 June, 1 September or 1 December of each year. The shares are convertible into ordinary shares at the option of the preference shareholders on the redemption dates in lots of 100.

r	These Notes bear a fixed rate of interest until 2018. After that date in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

s	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

t	These Notes bear interest at rates fixed periodically in advance based on the Central Bank of Kenya Treasury Bill rates.

The 7.4% Subordinated Notes 2009 (the ‘7.4% Notes’) issued by Barclays Bank have been registered under the U.S. Securities Act. All other issues of dated loan capital by Barclays Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa, which were made in non-U.S. markets, have not been so registered. With respect to the 7.4% Notes, Barclays Bank is not obliged to make (i) a payment of interest on any interest payment date unless a dividend is paid on any class of share capital and (ii) a payment of principal until six months after the respective maturity date with respect to such Notes.

Repayment terms

Unless otherwise indicated, the Group’s dated loan capital outstanding of March 31, 2008 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of BBB and Barclays Zambia to certain changes in legislation or regulations. Any repayments prior to maturity require in the case of Barclays Bank, the prior notification to the FSA, in the case of BBB, the prior approval of the Bank of Botswana, in the case of Barclays Zambia, the prior approval of the Bank of Zambia, and in the case of Absa, the prior approval of the SARB.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

III. CURRENT TRADING AND PROSPECTS

On May 15, 2008 Barclays released its interim management statement. Group profit before tax in January and February was broadly in line with the monthly run rate for 2007. Following tougher capital markets trading conditions in March, Group profit for the first quarter was below that of the very strong prior year period. The profits of Global Retail and Commercial Banking and Investment Banking and Investment Management excluding Barclays Capital for the month of April exceeded those of the prior year period. Barclays Capital remained profitable for the year to April 30, 2008 after reversing in April £0.5 billion gains on the fair valuation of issued notes arising from the narrowing of own credit spreads.

As announced on June 16, 2008, Group profit before tax in May was well ahead of the monthly run rate for 2007. Relative to May 2007, Global Retail and Commercial Banking continued to deliver strong growth in profits and in Investment Banking and Investment Management profits were in line.

IV. ACCOUNTING TREATMENTS FOR CREDIT MARKET EXPOSURES

The accounting treatments of credit market exposures in Barclays financial statements are described fully in the accounting policies included on pages 149 to 157 of the financial statements as of and for the year ended December 31, 2007 as filed in our annual report on Form 20-F for the year ended December 31, 2007 (the “2007 20-F”). These accounting policies and the section on “Critical Accounting Estimates” included on pages 48 to 50 of the financial statements as of and for the year ended December 31, 2007 as filed in our 2007 Form 20-F, should be read in conjunction with this section.

Included below are extracts from Barclays accounting policies from the financial statements as at and for the year ended December 31, 2007 relating to the accounting treatments for financial assets and financial liabilities.

Financial assets

The Group classifies its financial assets in the following categories: financial instruments at fair value through profit or loss; loans and receivables; held to maturity investments and available for sale financial assets. Management determines the classification of financial assets and liabilities at initial recognition.

Financial instruments at fair value through profit or loss

Financial instruments are classified in this category if they are held for trading, or if they are designated by management under the fair value option. Instruments are classified as held for trading if they are:

(i)	acquired principally for the purposes of selling or repurchasing in the near term;

(ii)	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

(iii)	a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

See “Determining fair value” below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method. They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Available for sale

Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorised into any of the other categories described above. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest determined using the effective interest method, impairment losses and translation differences on monetary items are recognised in the income statement. The assets are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Financial liabilities

Financial liabilities are measured at amortised cost, except for trading liabilities and liabilities designated at fair value, which are held at fair value through profit or loss. Financial liabilities are derecognised when extinguished.

Determining fair value

Where the classification of a financial instrument requires it to be stated at fair value, fair value is determined by reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities measured at fair value, the carrying amount is adjusted to reflect the effect on fair value of changes in own credit spreads.

Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters. However, where valuations include significant unobservable inputs, the transaction price is deemed to provide the best evidence of initial fair value for accounting purposes. As such, profits or losses are recognised upon trade inception only when such profits can be measured solely by reference to observable market data. The difference between the model valuation and the initial transaction price is recognised in profit or loss:

(a)	on a straight-line basis over the term of the transaction, or over the period until all model inputs will become observable where appropriate, or;

(b)	released in full where previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include for example, the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the market place, the maturity of market modelling, the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependant on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that loans and receivables or available for sale financial investments are impaired. These are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (’a loss event’) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and recognised in the income statement. The calculation of the present value of the estimated future cash flows of a collateralised loan and receivable asset reflect the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

In the case of available for sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt instruments are recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income statement, increases in the fair value of equity shares after impairment are recognised directly in equity.

Barclays credit market exposures

Barclays credit market exposures as at March 31, 2008 and December 31, 2007, as contained in the Interim Management Statement issued on May 15, 2008, are set out below. A description of the accounting classifications applied to the exposures, together with the inputs used in their valuation is included within the table.

			Accounting
	Net Exposure		Treatment	Valuation Inputs
	31 March	31 December
	2008	2007
	(£ million)	(£ million)

ABS CDO Super Senior
Fair value through profit or loss	—	158	FV	Trade prices, expected cash flows, market spreads
Loans & Receivables	3,984	4,513	Loans & Receivables	Expected cashflows

Net ABS CDOs Super Senior	3,984	4,671

Other U.S. Sub-prime
Whole Loans and Securities (net of hedges)	3,117	3,842	FV	Trade prices, expected cash flows, market spreads
Residuals	101	233	FV	Expected cash flows, market spreads (no observable trades)
Exposure to vehicles with underlying sub-prime collateral:
Derivatives	473	333	FV	Trade prices, expected cash flows, market spreads
Loans	546	629	Loans & Receivables	Expected cash flows

Total other U.S. sub-prime	4,237	5,037

Alt-A
Alt-A Securities and Whole Loans	3,387	3,736	FV	Trade prices, expected cash flows, market spreads
Alt-A Securities held in conduits	617	823	AFS	Trade prices, expected cash flows, market spreads
Residuals	19	25	FV	Expected cash flows, market spreads (no observable trades)
Exposure to with underlying Alt-A collateral
Derivatives	276	221	FV	Trade prices, expected cash flows, market spreads
Loans	176	111	Loans & Receivables	Expected cash flows

Total Alt-A	4,475	4,916

			Accounting
	Net Exposure		Treatment	Valuation Inputs
	31 March	31 December
	2008	2007
	(£ million)	(£ million)

Monoline insurers	2,784	1,335	FV	Expected cash flows, market spreads (no observable trades)
Commercial Mortgages
Commercial Real Estate Loans	11,851	11,103	FV	Expected cash flows, market spreads (limited observable trades)
Commercial Mortgage Backed Securities	768	1,296	FV	Expected cash flows, market spreads (limited observable trades)

Total Commercial Mortgages	12,619	12,399

SIV/SIV Lites
Bond Inventory and Derivatives	277	276	FV	Trade prices, expected cash flows, market spreads
Liquidity Facilities	288	466	Loans & Receivables/ Off balance sheet	Expected cash flows

Total SIV/SIV Lites	565	742

Leveraged Finance	7,345	7,368

			Loans & Receivables/ Off balance sheet	Expected cash flows
Own credit	55,833	57,162	FV	CDS spreads and maturity profile

Glossary

FV — fair value through profit and loss

AFS — available for sale

Trade prices — recent market prices observed by Barclays Capital

Expected cash flow — expected cumulative cashflows

Market spread — spread that provides required return for a given level of risk

Off balance sheet — undrawn SIV and leverage loan facility

The accounting treatments employed on each of the asset classes shown above is further explained below:

ABS CDO Super Senior exposures

ABS CDO Super Senior exposure is classified within loans and receivables where the exposure was a liquidity facility at inception. ABS CDO Super Senior exposure is measured at fair value through profit and loss where the exposure contained or comprised a derivative at inception. Those exposures measured at fair value as at December 31, 2007 have since been liquidated.

Other U.S. sub-prime

Other U.S. sub-prime whole loans and the majority of the other direct and indirect exposures are measured at fair value through profit and loss since they were generally originated or acquired for re-sale or securitisation.

Alt-A

Alt-A securities, whole loans and residuals are measured at fair value through profit and loss as they were generally acquired for trading, re-sale or securitisation. Alt-A securities held in conduits are categorised as available for sale.

Monoline insurers

Barclays holds assets with insurance protection or other credit enhancements from monoline insurers. Declines in the fair value of the underlying assets are reflected in increases in the value of assets due from monoline insurers. These are held at fair value through profit or loss.

Commercial mortgages

Commercial mortgage exposures held within Barclays Capital are recorded as assets measured at fair value through profit and loss since they were generally originated or acquired for re-sale or securitisation.

SIVs/SIV-lites

SIV-lite exposures as at March 31, 2008 include £153 million of drawn liquidity facilities which are classified as loans and receivables and are, therefore, stated at cost less identified impairment. The remainder of the exposure is fair valued through profit or loss.

Leveraged Finance

Leveraged loans are classified within loans and receivables and are, therefore, stated at cost less impairment. Undrawn facilities are accounted for off balance sheet as loan commitments, and subject to impairment review on a similar basis as drawn amounts.

Own Credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option, is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

Valuation

The models used to value the fair valued exposures above differ at a detailed technical level. However, the approach employed — and the relevant model inputs — are consistent across the categories. Where available, observable quoted prices or recently executed transactions for comparable assets provide the best possible evidence of fair value. Where such evidence is not available, fair value is determined using cash flow models where significant inputs include yield curves, collateral specific loss assumptions, asset specific prepayment assumptions, yield spreads and expected default rates. The model value of assets due from monoline insurers is then adjusted to reflect the credit standing of the relevant monoline.

There is inherent subjectivity in many of these valuations, which is addressed by adopting a consistent valuation framework across similar asset classes, by consistent application of valuation models over time and by the calibration of those models to observed market transactions. The sensitivity of the resulting valuations to input parameters is dependant on market volatility, the availability of observable market data, market uncertainty and changes to benchmark proxy relationships of similar assets and liabilities.

V. UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information has been prepared to illustrate the effect of the firm placing and placing and open offer, as announced on June 25, 2008, as if it had occurred on December 31, 2007.

The unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, the unaudited pro forma financial information addresses a hypothetical situation and does not, therefore, represent the Group’s actual financial position, results, risk weighted assets or regulatory capital ratios following the firm placing and the placing and open offer.

		Firm Placing and
		Placing and	Pro forma
	Barclays PLC	Open Offer	Barclays PLC
	(£ million)	(£ million)	(£ million)

Assets
Cash and other short-term funds	7,637	4,362	11,999
Trading portfolio and financial assets designated at fair value	341,171		341,171
Derivative financial instruments	248,088		248,088
Loans and advances to banks	40,120		40,120
Loans and advances to customers	345,398		345,398
Available for sale financial instruments	43,072		43,072
Reverse repurchase agreements and cash collateral on securities borrowed	183,075		183,075
Other assets	18,800		18,800

Total assets	1,227,361	4,362	1,231,723

Liabilities
Deposits and items in the course of collection due to banks	92,338		92,338
Customer accounts	294,987		294,987
Trading portfolio and financial liabilities designated at fair value	139,891		139,891
Liabilities to customers under investment contracts	92,639		92,639
Derivative financial instruments	248,288		248,288
Debt securities in issue	120,228		120,228
Repurchase agreements and cash collateral on securities lent	169,429		169,429
Insurance contract liabilities, including unit-linked liabilities	3,903		3,903
Subordinated liabilities	18,150		18,150
Other liabilities	15,032		15,032

Total liabilities	1,194,885		1,194,885

Net Assets	32,476	4,362	36,838

Notes:

1.	The financial information for Barclays has been extracted from the Annual Report and Accounts as of and for the year ended December 31, 2007 filed on Form 20-F.

2.	The net proceeds of the firm placing and placing and open offer are calculated on the basis that Barclays raises approximately £0.5 billion by way of a firm placing of 168,918,918 new Ordinary Shares at a price of 296 pence per firm placed share and a further amount of approximately £4 billion by way of a placing and open offer of 1,407,426,864 new Ordinary Shares at the subscription price of 282 pence per open offer share. The total amount to be raised is approximately £4.4 billion, net of estimated expenses in connection with the firm placing and placing and open offer of £0.1 billion (inclusive of VAT).

3.	No account has been taken of the trading results of the Group since December 31, 2007.

4.	The unaudited pro forma regulatory capital ratios of the Group before and immediately after the proposed transaction as if it had occurred on December 31, 2007 on a Basel II basis are as set out below.

		Firm Placing
		and Placing	Barclays PLC
	Barclays PLC	and Open Offer	Pro forma

Risk weighted assets (£m)[1]	353,878	0	353,878
Equity tier one ratio	5.1%	1.2%	6.3%
Tier one ratio	7.6%	1.2%	8.8%
Risk asset ratio	11.2%	1.2%	12.5%

Notes:

1.	For the purpose of calculating Risk Weighted Assets, the information presented assumes proceeds of the firm placing and the placing and open offer are held at a 0% risk weighted asset rating.
2.	No account has been taken of the trading results of the Group since December 31, 2007.

VI.  ARTICLES OF ASSOCIATION, SHARES AND MEETINGS OF BARCLAYS PLC

3.	Memorandum and Articles of Association

The following is a summary of Barclays Memorandum of Association and Articles of Association, which are available for inspection. The Barclays Articles of Association were adopted at the Annual General Meeting (the “AGM”) of Barclays on April 24, 2008.

Memorandum of Association

The objects of Barclays are set out in full in clause 4 of the Barclays Memorandum of Association which provides, among other things, that Barclays objects are to carry on business as an investment and holding company and the business of banking in all its aspects.

Articles of Association (the “Articles”)

Directors

(i)	The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for Directors.

(ii)	Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all Directors shall not exceed £1,000,000 per annum or such higher amount as may be approved by an ordinary resolution of Barclays. Each Director is entitled to reimbursement for all travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.

(iii)	No Director may act (either himself/herself or through his/her firm) as an auditor of Barclays. A Director may hold any other office of Barclays on such terms as the Board shall determine.

(iv)	At each annual general meeting (“AGM”) of Barclays, one third of the Directors (rounded down) are required to retire from office by rotation and may offer themselves for re-election. The Directors so retiring are those who have been longest in office (and in the case of equality of service length are selected by lot). Other than a retiring Director, no person shall (unless recommended by the Board) be eligible for election unless a member notifies the Barclays Company Secretary in advance of his/her intention to propose a person for election.

(v)	The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any Director so appointed holds office until the next AGM, when he/she may offer himself/herself for re-election. He/she is not taken into account in determining the number of directors retiring by rotation.

(vi)	The Board may appoint any Director to any executive position or employment in Barclays on such terms as they determine.

(vii)	A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate).

(viii)	From the date on which Section 175 of the Companies Act 2006 comes into force (which, at the date of this document is expected to be October 1, 2008), the Board may authorise any matter in relation to which a Director has, or can have, a direct interest that conflicts, or possibly may conflict with, Barclays interests. Only Directors who have no interest in the matter being considered will be able to authorise the relevant matter and they may impose limits or conditions when giving authorisation if they think this is appropriate.

(ix)	A Director may hold positions with or be interested in other companies and, subject to legislation applicable to Barclays and the FSA requirements, may contract with Barclays or any other company in which Barclays is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of Barclays) or if he/she has a duty which conflicts or may conflict with the interests of Barclays, unless the resolution relates to any proposal:

(a)	to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), Barclays (or any other member of the Group);

(b)	to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of Barclays (or any other member of the Group) for which the Director has personally assumed responsibility;

(c)	to obtain insurance for the benefit of directors;

(d)	involving the acquisition by a Director of any securities of Barclays pursuant to an offer to existing holders of securities or to the public;

(e)	that the Director underwrite any issue of securities of Barclays (or any of its subsidiaries);

(f)	concerning any other company in which the Director or any person connected with him is interested as an officer or creditor or shareholder but, broadly, only if he/she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company; and

(g)	concerning any other arrangement for the benefit of employees of Barclays (or any other member of the Group) (including any pension fund or retirement, death or disability benefits scheme or any employees’ share scheme) which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

(x)	A Director may not vote or be counted in the quorum on any resolution which concerns his/her own employment or appointment to any office of Barclays or any other company in which Barclays is interested.

(xi)	Subject to applicable legislation, the provisions described in sub-paragraphs (ix) and (x) of this paragraph 3 may be relaxed or suspended by an ordinary resolution of the members of Barclays or any applicable governmental or other regulatory body.

(xii)	A Director is required to hold an interest in Ordinary Shares having a nominal value of at least £500, which currently equates to 2,000 Ordinary Shares unless restricted from acquiring or holding such interest by any applicable law or regulation or any applicable governmental or other regulatory body. A Director may act before acquiring those shares but must acquire the qualification shares within two months from his/her or her appointment. Where a Director is unable to acquire the requisite number of shares within that time owing to law, regulation or requirement of any governmental or other relevant authority, he/she must acquire the shares as soon as reasonably practicable once the restriction(s) end.

(xiii)	The Board may exercise all of the powers of Barclays to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

The Company only has Ordinary Shares in issue. However, Barclays has authorised but unissued preference shares of £100, $100, $0.25, €100 and ¥10,000 each (together, the “Preference Shares”) which may (pursuant to a resolution passed by the shareholders of Barclays at the Annual General Meeting) be issued by the Board from time to time in one or more series with such rights and subject to such restrictions and limitations as the Board may determine. Barclays also has authorised but unissued staff shares of £1 each. The Articles of Association adopted pursuant to a resolution passed at the Annual General Meeting on April 24, 2008, contain provisions to the following effect:

(i)	Dividends

Subject to the provisions of the Articles and applicable legislation, Barclays in general meeting may declare dividends on the Ordinary Shares by ordinary resolution, but such dividend may not exceed the amount recommended by the Board. The Board may also pay interim or final dividends if it appears they are justified by Barclays financial position.

Each Preference Share confers the right to a non-cumulative preferential dividend (“Preference Dividend”) payable in such currency at such rates (whether fixed or calculated by reference to or in accordance with a specified procedure or mechanism), on such dates and on such other terms as may be determined by the Board prior to allotment thereof.

The Preference Shares rank in regard to payment of dividend in priority to the holders of Ordinary Shares and any other class of shares in Barclays ranking junior to the Preference Shares.

Dividends may be paid on the Preference Shares if, in the opinion of the Board, Barclays has sufficient distributable profits, after payment in full or the setting aside of a sum to provide for all dividends payable on (or in the case of shares carrying a cumulative right to dividends, before) the relevant dividend payment date on any class of shares in of Barclays ranking pari passu with or in priority to the relevant series of Preference Shares as regards participation in the profits of Barclays.

If the Board considers that the distributable profits of Barclays available for distribution are insufficient to cover the payment in full of Preference Dividends, Preference Dividends shall be paid to the extent of the distributable profits on a pro rata basis.

Notwithstanding the above, the Board may, at its absolute discretion, determine that any Preference Dividend which would otherwise be payable may either not be payable at all or only payable in part.

If any Preference Dividend on a series of Preference Shares is not paid, or is only paid in part, for the reasons described above, holders of Preference Shares will not have a claim in respect of such non-payment.

If any dividend on a series of Preference Shares is not paid in full on the relevant dividend payment date, a dividend restriction shall apply. The dividend restriction means that, subject to certain exceptions, neither Barclays nor Barclays Bank may (a) pay a dividend on, or (b) redeem, purchase, reduce or otherwise acquire, any of their respective ordinary shares, other preference shares or other share capital ranking equal or junior to the relevant series of Preference Shares until the earlier of such time as Barclays next pays in full a dividend on the relevant series of Preference Shares or the date on which all of the relevant series of Preference Shares are redeemed.

All unclaimed dividends payable in respect of any share may be invested or otherwise made use of by the Board for the benefit of Barclays until claimed. If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to Barclays.

The Board may (although it currently does not), with the approval of an ordinary resolution of Barclays, offer shareholders the right to choose to receive an allotment of additional fully paid Ordinary Shares instead of cash in respect of all or part of any dividend.

(ii)	Voting

Every member who is present in person or by proxy, or represented at any general meeting of Barclays and who is entitled to vote has one vote on a show of hands. On a poll, every member who is present in person or by proxy or who (being a corporation) is represented has one vote for every share held. Any joint holder may vote at any general meeting of Barclays at which he is entitled to vote in respect of jointly owned shares, but the vote of the senior holder (as determined by order in the share register)

shall take precedence. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of Barclays unless the Board otherwise determine.

If any member, or any other person appearing to be interested in any shares in Barclays, is served with a notice under Section 793 of the Companies Act 2006 and does not supply Barclays with the information required in the notice, then the Board, in its absolute discretion, may direct that that member shall not be entitled to attend or vote at any meeting of Barclays.

The Board may further direct that if the shares of the defaulting member represent 0.25% or more of the issued shares of the relevant class, that dividends or other monies payable on those shares shall be retained by Barclays until the direction ceases to have effect and that no transfer of those shares shall be registered (other than certain specified “approved transfers”). A direction ceases to have effect seven days after Barclays has received the information requested, or when Barclays is notified that an “approved transfer” to a third party has occurred, or as the Board otherwise determines.

(iii)	Transfers

Ordinary Shares may be held in either certificated or uncertificated form.

Certificated Ordinary Shares shall be transferred in writing in any usual or other form approved by the Board and executed by or on behalf of the transferor. Transfers of uncertificated Ordinary Shares shall be made in accordance with the CREST Regulations. The Board may make any arrangements to regulate and evidence the transfer of Ordinary Shares as they consider fit in accordance with applicable legislation and the rules of the FSA.

Registration of Ordinary Shares may be suspended, subject to applicable legislation, for such periods as the Board may determine (but for not more than 30 days in any calendar year).

The Board is not bound to register a transfer of partly paid Ordinary Shares, nor is it bound to register a transfer of fully paid Ordinary Shares in exceptional circumstances approved by the FSA. The Board may also decline to register an instrument of transfer of certificated Ordinary Shares unless it is duly stamped and deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Board to evidence right to transfer, it is in respect of one class of shares only, and it is in favour of not more than four transferees (except in the case of executors or trustees of a member).

Preference Shares may be represented by share warrants to bearer or be in registered form.

Preference Shares represented by share warrants to bearer are transferred by delivery of the relevant warrant. Preference Shares in registered form shall be transferred in writing in any usual or other form approved by the Board and executed by or on behalf of the transferor. The Company’s registrar shall register such transfers of Preference Shares in registered form by making the appropriate entries in the register of Preference Shares.

(iv)	Return of Capital and Liquidation

In the event of any return of capital by reduction of capital or on liquidation, the holders of Ordinary Shares are entitled to receive such capital in proportion to the amounts paid up or credited as paid up on the shares of each class.

Each Preference Share shall confer, in the event of a winding up or any return of capital by reduction of capital (other than, unless otherwise provided by their terms of issue, a redemption or purchase by Barclays of any of its issued shares, or a reduction of share capital), the right to receive out of the surplus assets of Barclays available for distribution amongst the members and in priority to the holders of the Ordinary Shares and any other shares in the Company ranking junior to the relevant series of Preference Shares and pari passu with any other class of Preference Shares, repayment of the amount paid up or treated as paid up in respect of the nominal value of the Preference Share together with any premium which was paid or treated as paid when the Preference Share was issued in addition to an amount equal to accrued and unpaid dividends.

(v)	Redemption and Purchase

Subject to applicable legislation and the rights of the other shareholders, any share may be issued on terms that it is, at the option of Barclays or the holder of such share, redeemable. While Barclays currently has no redeemable shares in issue, any series of Preference Shares issued in the future will be redeemable, in whole or in part, at the option of Barclays on a date not less than five years after the date on which such series of Preference Shares was first issued.

Barclays may purchase its own shares subject to the provisions of applicable legislation, the Articles and the approval of any class of convertible shares in issue (by special resolution or written consent of 75% of such class).

(vi)	Calls on capital

The Directors may make calls upon the members in respect of any monies unpaid on their shares. A person upon whom a call is made remains liable even if the shares in respect of which the call is made have been transferred. Interest will be chargeable on any unpaid amount called at a rate determined by the Board (of not more than 20%).

If a member fails to pay any call in full (following notice from the Board that such failure will result in forfeiture of the relevant shares), such shares (including any dividends declared but not paid) may be forfeited by a resolution of the Board, and will become the property of Barclays. Forfeiture shall not absolve a previous member for amounts payable by him/her (which may continue to accrue interest).

Barclays also has a lien over all partly paid shares of Barclays for all monies payable or called on that share and over the debts and liabilities of a member to Barclays. If any monies which are the subject of the lien remain unpaid after a notice from the Board demanding payment, Barclays may sell such shares.

(vii)	Variation of Rights

If the capital of Barclays is divided into shares of different classes, the rights attached to any class of shares may be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them.

Annual and general meetings

Barclays is required to hold an annual general meeting in addition to such other general meetings as the Directors think fit. The type of the meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one AGM and the next. A general meeting may be convened by the Barclays shareholders on requisition in accordance with the applicable legislation.

In the case of an AGM at least 21 clear days’ notice is required. In other cases at least 14 clear days’ notice is required. The notice must be in writing and must specify the place, the day and the hour of the meeting, and the general nature of the business to be transacted. A notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as such. The accidental failure to give notice of a general meeting or to send, supply or make available any document or information relating to the meeting, or the non-receipt of any such notice, document or information will not invalidate the proceedings at that meeting or an adjournment.

Subject as noted above, all shareholders are entitled to attend and vote at general meetings. The Articles do, however, provide that arrangements may be made for simultaneous attendance at a general meeting at a place other than that specified in the notice of meeting, in which case shareholders may be excluded from the specified place.

Holders of Preference Shares have no right to receive notice of, attend or vote at, any general meetings of the Company as a result of holding Preference Shares.

Limitations on foreign shareholders

There are no restrictions imposed by Barclays Memorandum of Association or Articles of Association or by current U.K. laws, which relate only to non-residents of the U.K., and which limit the rights of such non-

residents to hold or (when entitled to do so) vote Ordinary Shares. Economic sanctions in force from time to time may limit the right of non-residents of the U.K. to hold or (when entitled to do so) vote Ordinary Shares.

Notices

A document or information may be sent by Barclays in hard copy form, electronic form, by being made available on a website, or by another means agreed with the recipient. A document or information may only be sent in electronic form to a person who has agreed to receive it in that form or, in the case of a company, which has been deemed to have so agreed pursuant to applicable legislation. A document or information may only be sent by being made available on a website if the recipient has agreed to receive it in that form or has been deemed to have so agreed pursuant to applicable legislation, and has not revoked that agreement.

In respect of joint holdings, documents or information shall be sent to the joint holder whose name stands first in the register.

A member who (having no registered address within the U.K.) has not supplied an address in the U.K. at which documents or information may be sent is not entitled to have documents or information sent to him/her.

Alteration of share capital

Barclays may, by way of ordinary resolution:

(i)	increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

(ii)	consolidate and divide all or any of its share capital into shares of a larger nominal amount;

(iii)	subject to legislation, sub-divide all or part of its shares into shares of a smaller nominal amount and may decide by that resolution that the resulting shares have preference or other advantage or restrictions; and

(iv)	cancel any shares which, at the date of the resolution, have not been subscribed or agreed to have been subscribed for and diminish the amount of its share capital by the amount of the shares so cancelled.

Barclays may also, by special resolution, reduce its share capital or capital redemption reserve or any share premium account or other undistributable reserve in any manner authorised by legislation.

Barclays may, by ordinary resolution, upon the recommendation of the Board, capitalise all or any part of an amount standing to the credit of a reserve or fund provided that amounts from the share premium account, capital redemption reserve or any profits not available for distribution should be applied only in paying up unissued shares issued to members and no unrealised profits shall be applied in paying up debentures of Barclays or any amount unpaid on any share in the capital of Barclays.

Indemnity

Subject to applicable legislation, every current and former Director or other officer of Barclays (other than any person engaged by the Company as auditor) shall be indemnified by Barclays against any liability in relation to Barclays, other than (broadly) any liability to Barclays or a member of the Group, or any criminal or regulatory fine.

VII. RECENT DEVELOPMENTS IN LEGAL MATTERS

Like other U.K. financial services institutions, Barclays faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulation 1999 (the “UTCCR”) or are unenforceable penalties or both. In July 2007, by agreement with all parties, the Office of Fair Trading (the “OFT”) commenced proceedings against seven banks and one building society, including Barclays, to resolve the matter by way of a “test case” process (the “test case”). A preliminary issues hearing took place in January and February 2008. The Judge found in favour of the banks on the issue of the penalty doctrine, and in favour of the OFT on the issue of the applicability of the UTCCR. The OFT is not pursuing an appeal in relation to the penalty doctrine. The banks have been granted permission to appeal the decision in relation to the applicability of the UTCCR. The Court of Appeal proceedings are likely to be heard in the late summer or early autumn and this will dictate the further course of the action. There are likely to be further hearings and the proceedings may take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions. Barclays is defending the test case vigorously. It is not practicable to estimate Barclays possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period. Barclays will comply with its obligations as a company admitted to the Official List in connection with further disclosures in relation to this litigation.

In September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (“PPI”). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the U.K. Competition Commission for an in-depth inquiry in February 2007. The Competition Commission published its provisional findings on June 5, 2008 in which it indicated that there was a lack of competition in the U.K. PPI market. The commission will now consult on the provisional findings and remedies and intends to publish its final report at the end of 2008. Also in October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. The Group has cooperated fully with these investigations and will continue to do so.

VIII. INTERESTS OF THE DIRECTORS

As at close of business on June 18, 2008, the interests (all of which are beneficial) of the Directors in the issued share capital of Barclays (including any interests held through Sharepurchase), together with such interests as are expected to subsist immediately following the admission of the new Ordinary Shares under the firm placing and the placing and open offer to the Official List of the U.K. Listing Authority (“Admission”) are set out in the following table:

			Interests immediately following
	As at 18 June 2008		Admission[1]
	Number of			Percentage of
	Existing	Percentage of	Number of New	Enlarged
	Ordinary	issued share	and Existing	Issued Share
	Shares	capital of Barclays	Ordinary Shares	Capital of Barclays

Marcus Agius	86,136	0%	104,593	0%
David Booth	51,557	0%	62,604	0%
Sir Richard Broadbent	15,860	0%	19,258	0%
Leigh Clifford	20,184	0%	24,509	0%
Fulvio Conti	11,468	0%	13,925	0%
Professor Dame Sandra Dawson	13,634	0%	16,555	0%
Robert E Diamond Jr	4,787,495	0.07%	5,813,386	0.07%
Gary Hoffman	447,161	0.01%	542,981	0.01%
Sir Andrew Likierman	9,490	0%	11,523	0%
Christopher Lucas	60,613	0%	73,601	0%
Sir Michael Rake	4,004	0%	4,862	0%
Sir Nigel Rudd	86,489	0%	105,022	0%
Stephen Russell	22,920	0%	27,831	0%
Frederik (Frits) Seegers	700,342	0.01%	850,415	0.01%
Sir John Sunderland	32,889	0%	39,936	0%
John Varley	488,467	0.01%	593,138	0.01%
Patience Wheatcroft	2,197	0%	2,667	0%

1	Figures are calculated assuming that the interests of the Directors in Barclays as at close of business of June 18, 2008 do not change, that the Directors take up their full entitlement under the open offer and that no other issues of ordinary shares occur between publication of this document and Admission.

Taken together, the combined percentage interest of the Directors in the issued ordinary share capital of Barclays as at June 18, 2008 was approximately 0.10% and immediately following completion of the firm placing and the placing and open offer is expected to be 0.10%.

Details of options and awards over Ordinary Shares held by the Directors (excluding interests held through Sharepurchase) are set out below. These are not included in the interests of the Directors shown in the table above.

The Directors and the individuals who were directors of Barclays during 2007 had interests in the following options and awards relating to Ordinary Shares under the Barclays share plans (excluding Sharepurchase) as of June 18, 2008:

Ordinary Shares provisionally allocated and Ordinary Shares under option under ESAS1

			During 2008
				Market price
	Number of	Awarded		per Ordinary
	Ordinary Shares as at	in respect of		Share on	Number of
	1 January	the results for		release date	Ordinary Shares
	2008	2007[2]	Released[3]	£	as at 18 June 2008

Executive Directors
John Varley	344,711	135,715	23,214	4.605	457,212
Robert E Diamond Jr	4,863,749	4,131,868	1,025,115	4.605	6,864,154
			1,106,348	4.5375
Gary Hoffman	177,314	48,215	19,273	4.605	206,256
Chris Lucas	69,091	42,857	34,546	—	77,402
Frits Seegers	231,383	125,000	—	—	356,383
Naguib Kheraj[4]	559,757	N/A	N/A	N/A	N/A

1	The number of Ordinary Shares shown in the table includes the maximum potential 30% bonus share element where applicable.

2	The total number of Ordinary Shares for Robert E Diamond Jr of 4,131,868 reflects the following: 2,500,000 Ordinary Shares in respect of the Mandatory ESAS award for the 2007 results and 1,631,868 Ordinary Shares in respect of the ESAS award on the vesting of the Retained Incentive Opportunity reflecting Barclays Capital performance in 2005, 2006 and 2007.
3	The trustees may release additional Ordinary Shares to participants which represent accumulated dividends (net of withholding) in respect of shares under award. During 2008, the trustees released the following accumulated dividend shares — 6,047 to John Varley, 172,264 to Robert E Diamond Jr and 5,018 to Gary Hoffman. These are not awarded as part of the original award and consequently are not included in the Released column.

4	Naguib Kheraj ceased to be a Director on March 31, 2007. Accordingly only the number of Ordinary Shares at January 1, 2008 is shown.

Ordinary Shares under option under Mandatory ESAS and Voluntary ESAS (Ordinary Shares under option under Mandatory ESAS are included in aggregate figures above but Ordinary Shares under Voluntary ESAS option are not)

Number of
	Ordinary Shares		Number of
	under nil cost	Number of Ordinary	Ordinary Shares
	option granted at	Shares under nil cost	under nil cost
	3rd anniversary under	option granted at 3rd	option held
	Mandatory ESAS	anniversary under	under Voluntary	Date from
	as at 1 January	Mandatory ESAS as	ESAS as	which	Latest
	2008	at 18 June 2008[1]	at 18 June 2008[2]	exercisable	expiry date

Executive Directors
John Varley	56,037	123,441	—	13/03/07	07/03/10
Gary Hoffman	47,663	85,710	97,088	05/03/04	05/03/14
Naguib Kheraj[3]	402,509	N/A	N/A	N/A	N/A

1	The Ordinary Shares under option shown in this column are already included in the numbers shown at June 18, 2008 in the first ESAS table and relate to provisional allocations made in 2004 and 2005 except that the figures do not include accumulated dividend shares under option as follows: 19,022 Ordinary Shares for John Varley and 13,040 Ordinary Shares for Gary Hoffman. Under ESAS, a participant pays £1 to exercise an option, irrespective of the number of Ordinary Shares over which the option is exercised.

2	The Ordinary Shares under option in this column are not included in the numbers shown at January 1, 2008 or June 18, 2008 in the first ESAS table above.

3	Naguib Kheraj ceased to be a Director on March 31, 2007. Accordingly only the number of Ordinary Shares as of January 1, 2008 is shown.

Awards under Barclays PSP1

	Number of	Number of
	Ordinary	Ordinary
	Shares	Shares	Maximum			Number of	Maximum
	under	under	number of			Ordinary	number of
	initial	initial	Ordinary			Shares under	Ordinary
	allocation	allocation	Shares			initial	Shares under
	as at	granted	granted		Scheduled	allocation	award
	1 January	during	during		vesting	as at 18 June	as at 18 June
	2008	2008	2008	Performance period	date	2008	2008

Executive Directors
John Varley
2006	153,748	—	—	01/01/06-31/12/08	23/03/09	153,748	461,244
2007	163,710	—	—	01/01/07-31/12/09	22/03/10	163,710	491,130
2008	—	263,736	791,208	01/01/08-31/12/10	20/03/11	263,736	791,208

Total						581,194	1,743,582

Robert E Diamond Jr
2006	768,736	—	—	01/01/06-31/12/08	23/03/09	768,736	2,306,208
2007	934,516	—	—	01/01/07-31/12/09	22/03/10	934,516	2,803,548
2008	—	659,340	1,978,020	01/01/08-31/12/10	20/03/11	659,340	1,978,020

Total						2,362,592	7,087,776

Gary Hoffman
2006	96,092	—	—	01/01/06-31/12/08	23/03/09	96,092	288,276
2007	85,266	—	—	01/01/07-31/12/09	22/03/10	85,266	255,798
2008	—	137,362	412,086	01/01/08-31/12/10	20/03/11	137,362	412,086

Total						318,720	956,160

Chris Lucas
2007	82,910	—	—	01/01/07-31/12/09	22/03/10	82,910	248,730
2008	—	175,824	527,472	01/01/08-31/12/10	20/03/11	175,824	527,472

Total						258,734	776,202

Frits Seegers
2006	157,728	—	—	01/01/06-31/12/08	04/08/09	157,728	473,184
2007	136,426	—	—	01/01/07-31/12/09	22/03/10	136,426	409,278
2008	—	351,648	1,054,944	01/01/08-31/12/10	20/03/11	351,648	1,054,944

Total						645,802	1,937,406

Naguib Kheraj
2006	107,624	—	—	01/01/06- 31/12/08	23/03/09	107,624	322,872

Total						107,624	322,872

1	The awards granted during 2006, 2007 and 2008 are scheduled for release in March 2009 (August 2009 for Frits Seegers), March 2010 and March 2011 respectively, to the extent that the applicable performance conditions are achieved. Dividend shares may also be released in respect of the vested Ordinary Shares.

Options under Sharesave1

									Number of
									Ordinary
	Number of								Shares
	Ordinary					Weighted			held
	Shares	During 2008				average			under
	under option			Exercise	Market	exercise			option
	as at			price per	price on	price of	Date from	Latest	as at
	1 January			Ordinary	date of	outstanding	which	expiry	18 June
	2008	Granted	Exercised	Share £	exercise £	options £	exercisable	date	2008

Executive Directors
John Varley	3,638	—	—	—	—	4.83	01/11/14	30/04/15	3,638
Gary Hoffman	6,150	—	—	—	—	4.35	01/11/08	30/04/14	6,150
Chris Lucas	3,638	—	—	—	—	4.83	01/11/14	30/04/15	3,638
Frits Seegers	3,390	—	—	—	—	4.83	01/11/12	30/04/13	3,390

1	Naguib Kheraj ceased to be a Director on March 31, 2007. Accordingly, he is not included in this table.

Options under plans used in previous years (ESOS, ISOP and the BGI EOP)1

The Executive Directors continue to have interests in Ordinary Shares under ESOS2 and ISOP3 and, in the case of Robert E Diamond Jr, in BGI Shares under the BGI EOP4. No awards have been made to Directors under these plans since 2004.

	Number of				Market	Weighted			Number of
	Ordinary			Exercise	price per	average			Ordinary
	Shares	From 1 January		price	Ordinary	exercise			Shares
	under option at	2008 to 18 June		per	Share on	price of	Date from	Latest	under
	1 January	2008		Ordinary	date of	outstanding	which	expiry	option
	2008	Exercised	Lapsed	Share £	exercise £	options £	exercisable	date	at 18 June 2008

Executive Directors
John Varley
ISOP	920,000	—	—	—	—	4.41	18/05/03	22/03/14	920,000
Robert E Diamond Jr
ESOS	100,000	—	—	—	—	3.97	14/08/01	13/08/08	100,000
ISOP	560,000	—	—	—	—	4.54	12/03/04	22/03/14	560,000
BGI EOP	100,000	—	—	—	—	20.11	26/03/07	26/03/14	100,000
Gary Hoffman
ISOP	540,000	—	—	—	—	4.51	12/03/04	22/03/14	540,000

1	Naguib Kheraj ceased to be a Director on March 31, 2007. Accordingly, he is not included in this table.

2	Under ESOS, options granted (at market value) to executives were exercisable only if the growth in Barclays earnings per share over the three-year period was at least equal to the percentage increase in the U.K. Retail Prices Index plus 6% over the same period. The performance condition for the 1999 ESOS grant was met.

3	Under ISOP, executives were awarded options (at market value) over Ordinary Shares which are normally exercisable after three years. The number of Ordinary Shares over which options can be exercised depended upon performance against specific performance conditions. For ISOP awards granted in 2000 to 2003, the first 40,000 Ordinary Shares under option was subject to an EP performance condition, tested over a period of three years. Any amount above 40,000 Ordinary Shares was subject to a relative TSR performance condition, to be tested initially over three years. Because the TSR performance condition was not met over three years in relation to the awards in 2003, the TSR condition was tested over a period of four years from the original start date. Awards in 2004 were subject to a relative TSR performance condition. For the 2003 and 2004 grants, which became exercisable in 2007, Barclays was ranked sixth in the peer group under the TSR performance condition. This was sufficient for only 25% of the maximum number of Ordinary Shares under the TSR condition to vest. The remaining 75% lapsed.

4	Robert E Diamond Jr received a grant under BGI EOP in March 2004. He was not a director of Barclays at that time. The shares shown in respect of the BGI EOP in the above table are BGI Shares.

Save as disclosed in this paragraph no Director has any interests or, following Admission, will have any interest, (beneficial or non-beneficial) in the share capital of Barclays or any of its subsidiaries.

No Director has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of Barclays and which was effected by Barclays during the current or immediately preceding financial year and which remains in any respect outstanding or unperformed.

All loans and other credit facilities provided to such Directors are on normal commercial terms or are loans that have been provided on a preferential basis as a part of a scheme to provide similar facilities to all Group employees.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
By:	/s/ Patrick Gonsalves

Name: Patrick Gonsalves Title: Deputy Company Secretary

BARCLAYS BANK PLC
By:	/s/ Patrick Gonsalves

Name: Patrick Gonsalves Title: Deputy Company Secretary

Date: June 25, 2008